SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Northern Technologies International Corporation
(Name of Issuer)

Common Stock, $0.02 Par Value
(Title of Class of Securities)

665809 10 9
(CUSIP Number)

G. Patrick Lynch
Inter Alia Holding Company
c/o Northern Technologies International Corporation
4201 Woodland Road, P.O. Box 69
Circle Pines, Minnesota 55014
(763) 225-6636
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 26, 2024
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 665809 10 9	SCHEDULE 13D	Page 2 of 11
1	NAMES OF REPORTING PERSONS
Inter Alia Holding Company

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,203,334

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
1,203,334

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,203,334

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

2 of 11

CUSIP NO. 665809 10 9	SCHEDULE 13D	Page 3 of 11
1	NAMES OF REPORTING PERSONS
G. Patrick Lynch

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
346,856 (2)

	8	SHARED VOTING POWER
1,203,334 (1)

	9	SOLE DISPOSITIVE POWER
346,856 (2)

	10	SHARED DISPOSITIVE POWER
1,203,334 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,550,190 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)	Consists of shares of common stock held by Inter Alia Holding Company.

(2)	Includes 241,572 shares of common stock issuable upon exercise of stock options that are either currently exercisable or exercisable within 60 days of September 3, 2024.

3 of 11

CUSIP NO. 665809 10 9	SCHEDULE 13D	Page 4 of 11
1	NAMES OF REPORTING PERSONS
Jennifer S. Lynch

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,203,334 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,203,334 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,203,334

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)	Consists of shares of common stock held by Inter Alia Holding Company.

4 of 11

CUSIP NO. 665809 10 9	SCHEDULE 13D	Page 5 of 11
1	NAMES OF REPORTING PERSONS
Konomi K. Lynch

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,203,334 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,203,334 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,203,334

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)	Consists of shares of common stock held by Inter Alia Holding Company.

5 of 11

This Amendment No. 5 to Schedule 13D (this “Amendment No. 4”) hereby amends and supplements a Schedule 13D dated November 28, 2008 (the “Original Statement”), filed by and on behalf of Inter Alia Holding Company, an Ohio corporation (“Inter Alia”), G. Patrick Lynch, an officer and stockholder of Inter Alia, and Jennifer Lynch, an officer and stockholder of Inter Alia, with respect to the common stock, par value $0.02 per share (the “Common Stock”), of Northern Technologies International Corporation, a Delaware corporation (“NTIC”), as amended by Amendment No. 1 to Schedule 13D as filed with the Securities and Exchange Commission (the “SEC”) on December 4, 2009 (“Amendment No. 1”), as amended by Amendment No. 2 to Schedule 13D as filed with the SEC on September 1, 2010 (“Amendment No. 2”), as amended by Amendment No. 3 to Schedule 13D as filed with the SEC on December 2, 2011 (“Amendment No. 3”), and as amended by Amendment No. 4 to Schedule 13D as filed with the SEC on October 22, 2019 (“Amendment No. 4”).

Except as set forth below, there are no changes to the information in the Original Statement, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, and Amendment No. 4. All terms used but not defined in this Amendment No. 5 are as defined in the Original Statement. The summary descriptions contained herein of certain agreements and documents are qualified in their entirety by reference to the complete text of such agreements and documents filed as Exhibits hereto or incorporated herein by reference.

Item 2.	Identity and Background.

This statement is being filed by Inter Alia Holding Company, an Ohio corporation (“Inter Alia”), G. Patrick Lynch, President and a director and stockholder of Inter Alia, Jennifer S. Lynch, an officer and a director and stockholder of Inter Alia and Konomi K. Lynch, a director and stockholder of Inter Alia. Inter Alia is a holding company and its principal business address is 23205 Mercantile Road, Beachwood, Ohio 44122.

Inter Alia, G. Patrick Lynch, Jennifer S. Lynch and Konomi K. Lynch are sometimes collectively referred to herein as the “Reporting Persons.”

Set forth on Schedule A to this Schedule 13D, which is incorporated herein by reference, is the name of each of the directors and executive officers of Inter Alia along with the present principal occupation or employment of such directors and executive officers and the name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each such individual, as of the date hereof to Inter Alia’s knowledge.

During the last five years, neither Inter Alia nor, to the knowledge of Inter Alia, any of the individuals or entities named in Schedule A hereto has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither Inter Alia nor, to the knowledge of Inter Alia, any of the individuals or entities named in Schedule A hereto was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

6 of 11

Item 4.	Purpose of Transaction.

Except as otherwise provided in this Item 4 and other than as to matters that Mr. Lynch as a director and officer of NTIC may consider and discuss with other NTIC officers and board members from time to time, the reporting persons are not aware of any present plans or proposals, which relate to or would result in:

•	the acquisition by any person of additional securities of NTIC or the disposition of securities of NTIC;

•	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving NTIC or any of its subsidiaries;

•	a sale or transfer of a material amount of assets of NTIC or any of its subsidiaries;

•	any change in the present board of directors or management of NTIC, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

•	any material changes in the present capitalization or dividend policy of NTIC;

•	any other material changes in NTIC’s business or corporate structure;

•	changes in NTIC’s certificate of incorporation, bylaws or instruments corresponding thereto or other actions, which may impede the acquisition of control of NTIC by any person;

•
causing a class of securities of NTIC to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

•	a class of equity securities of NTIC becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

•	any action similar to any of those listed above.

Item 5.	Interest in Securities of the Issuer.

The Reporting Persons hereby add the following disclosure to this Item 5:

(a) 1. Amount beneficially owned:  Inter Alia is the record owner of 1,203,334 shares of Common Stock. G.P. Lynch is the President, a director and stockholder of Inter Alia and has shared voting and dispositive power over shares of Common Stock held by Inter Alia. G.P. Lynch’s beneficial ownership also includes: (1) 105,284 shares of Common Stock and (2) 241,572 shares of Common Stock issuable upon the exercise of stock options currently exercisable or exercisable within 60 days of September 3, 2024. J.S. Lynch is the Secretary, a director and stockholder of Inter Alia and has shared voting and dispositive power over shares of Common Stock held by Inter Alia. K.K. Lynch is a director and stockholder of Inter Alia and has shared voting and dispositive power over shares of Common Stock held by Inter Alia.

7 of 11

2. Percent of class:  Inter Alia: 12.7%; G.P. Lynch: 16.4%; J.S. Lynch: 12.7%; and K.K. Lynch: 12.7%. The foregoing percentages are calculated based on 9,466,979 shares of Common Stock outstanding as of August 31, 2024.

(b) Number of shares as to which Inter Alia has:

(i)	Sole power to vote or to direct the vote	1,203,334

(ii)	Shared power to vote or to direct the vote	0

(iii)	Sole power to dispose or to direct the disposition of	1,203,334

(iv)	Shared power to dispose or to direct the disposition of	0

Number of shares as to which each of J.S. Lynch and K.K. Lynch has:

(i)	Sole power to vote or to direct the vote	0

(ii)	Shared power to vote or to direct the vote	1,203,334

(iii)	Sole power to dispose or to direct the disposition of	0

(iv)	Shared power to dispose or to direct the disposition of	1,203,334

Number of shares as to which G.P. Lynch has:

(i)	Sole power to vote or to direct the vote	346,856

(ii)	Shared power to vote or to direct the vote	1,203,334

(iii)	Sole power to dispose or to direct the disposition of	346,856

(iv)	Shared power to dispose or to direct the disposition of	1,203,334

 (c) Neither Inter Alia, J.S. Lynch nor K.K. Lynch has effected any transactions in the Common Stock during the past 60 days. On August 26, 2024, G.P. Lynch exercised an option to purchase 10,488 shares of Common Stock. 7,710 shares of which were withheld to cover the exercise price of $10.05 per share and required tax withholding obligations. Accordingly, 2,778 shares of Common stock were issued to G.P. Lynch. On September 1, 2024, NTIC granted G.P. Lynch an option to purchase 44,858 shares of Common Stock at an exercise price of $13.26 per share under the Northern Technologies International Corporation 2024 Stock Incentive Plan. This option will vest with respect to 14,953 shares on each of September 1, 2025 and September 1, 2026 and with respect to 14,952 shares on September 1, 2027 and expire on the ten-year anniversary of the grant date.

(d) Not applicable.

(e) Not applicable.

8 of 11

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons hereby add the following disclosure to this Item 6:

G.P. Lynch currently holds stock options to purchase an aggregate of 363,147 shares of Common Stock at exercise prices ranging between $6.70 and $18.23 per share. Of these options, options to purchase 241,572 shares were either currently exercisable or exercisable within 60 days of September 3, 2024.

Except as described herein, there are no other contracts, arrangements, understandings or relationships between the Reporting Persons and any other person with respect to any securities of NTIC.

Item 7.	Material to be Filed as Exhibits.

The Reporting Persons hereby add the following disclosure to this Item 7:

Exhibit	Description
99.1	Joint Filing Agreement, dated September 4, 2024 by and among the reporting persons.

99.2
Form of Non-Statutory Stock Option Agreement for use with the Northern Technologies International Corporation 2024 Stock Incentive Plan (Incorporated by reference to Exhibit 10.3 to NTIC’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on January 19, 2024 (File No. 001-11038))

9 of 11

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 4, 2024.

INTER ALIA HOLDING COMPANY

By:	/s/ G. Patrick Lynch

Its:	President

/s/ G. Patrick Lynch
G. Patrick Lynch

/s/ Jennifer S. Lynch
Jennifer S. Lynch

/s/ Konomi K. Lynch
Konomi K. Lynch

10 of 11

Schedule A

The name, present principal occupation or employment and country of citizenship of each director and executive officer of Inter Alia are set forth below.

Directors of Inter Alia Holding Company

Name/Present Principal Occupation or Employment	Business Address	Country of Citizenship

G. Patrick Lynch President and CEO, Northern Technologies International Corporation	4201 Woodland Road, P.O. Box 69 Circle Pines, Minnesota 55014	U.S.A.

Jennifer S. Lynch	23205 Mercantile Road Beachwood, Ohio 44122	U.S.A.

Konomi K. Lynch	23205 Mercantile Road Beachwood, Ohio 44122	U.S.A. and Japan

Executive Officers of Inter Alia Holding Company

Name/Present Principal Occupation or Employment	Business Address	Country of Citizenship

G. Patrick Lynch President of Inter Alia Holding Company and President and CEO, Northern Technologies International Corporation	4201 Woodland Road, P.O. Box 69 Circle Pines, Minnesota 55014	U.S.A.

Jennifer S. Lynch Secretary of Inter Alia Holding Company	23205 Mercantile Road Beachwood, Ohio 44122	U.S.A.

11 of 11